UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Director, Chairman of the Board and Chief Executive Officer

The board of directors (“Board”) of TIAN RUIXIANG Holdings Ltd (the “Company”) announces that Ms. XU Sheng (“Ms. Xu”) has tendered her resignation as Director, Chairman of the Board and Chief Executive Officer (“CEO”)of the Company with effect from August 26, 2025. Ms. Xu’s resignation was not the result of any disagreement with the Board or the Company, but due to her personal reasons.

The Board would like to express its sincere gratitude to Ms. Xu for her service and contribution to the Company during her tenure of office.

Appointment of New Director, Chairman of the Board and Chief Executive Officer

The Board further announces that Mr. XU Baohai will be appointed as a member of the Board, Chairman of the Board, and Chief Executive Officer of the Company, with effect from August 26, 2025, to fill the vacancies created by Ms. Xu’s resignation.

Mr. XU Baohai, male, born on July 19, 1957, is of Chinese nationality and has no permanent residence abroad. Mr. XU Baohai is serving as the Company’s manger. He graduated from Beijing Municipal Party School in July 1995 with a bachelor's degree. From July 2000 to January 2010, he was a personnel officer at Chunshu Juvenile Home in Xuanwu District, Beijing.Since September 2012, he has served as the supervisor of Mingrui Botong (Beijing) Investment Management Co., Ltd.

The Board believes Mr. XU Baohai will bring rich practical experience and valuable insights to the Company and would like to take this opportunity to welcome Mr. XU Baohai on joining the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: August 26, 2025	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer